UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  February 4, 2009

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

February 4, 2009	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR SHAREHOLDERS APPROVE SHAREHOLDER RIGHTS PLAN

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to announce that the Company held its Annual and Special Meeting of shareholders in Vancouver, British Columbia on February 3, 2009 at which time the shareholders overwhelmingly approved all of the resolutions that were outlined in the Company’s Management Information Circular dated January 1, 2009.

More than 41 million shares were voted representing 39% of the Company’s issued and outstanding shares of which greater than 95% of the votes cast were in favor of each resolution.

At the meeting, shareholders approved and ratified the shareholder rights plan (“the Rights Plan”) dated October 10, 2008 between the Company and Computershare Trust Company of Canada which the Company had previously announced on October 13, 2008.  The Rights Plan will provide the Board of Directors and shareholders of the Company more time to fully consider any unsolicited takeover bid and allows the Board of Directors adequate time to review and pursue alternatives that will maximize shareholder value, if appropriate, in the event of an unsolicited takeover bid.

The Company has received final acceptance from the TSX Venture Exchange of the Rights Plan.  Shareholders may access the Company’s Rights Plan through the internet on the Canadian System for Electronic Document and Retrieval (SEDAR) at www.sedar.com.  Reference should be made to the full text of the Rights Plan for the details of its provisions.

The following persons were elected to the Board of Directors at the meeting, Tim Coupland, Stuart Rogers, Robert Hall, Brian Morrison and Edward Burylo.

CORPORATE UPDATE

The Company is currently reviewing a number of advanced stage mineral exploration projects that meet the Company’s corporate acquisition criteria of acquiring established resource opportunities with infrastructure, with cash flow or near term cash flow potential and advanced stage exploration potential. Due to the current unrest in global market conditions, the Company continues to conserve its treasury and target the many unique opportunities that exist for well financed companies like Alberta Star, to acquire high quality mineral assets at very attractive valuations.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometres north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 116,633.17 acres.  The Eldorado & Contact IOCG + Uranium project areas include five past producing high grade silver and uranium mines. These include the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005).  Olympic Dam style volcanic-hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their polymetallic nature, high unit value and enormous size and grade tonnage potential.

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President  & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

The statements in this press release about the Company’s Annual and Special General Meeting constitutes a “forward-looking statement” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This/these forward-looking statement(s) is/are based on certain assumptions made by the Company as well as by other factors that the Company believes are appropriate in the circumstances.  All statements in this release, other than statements of historical fact, including but not limited to those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Alberta Star Development Corp. to be materially different from any future results. Such unknown risks, uncertainties and other factors include, but are not limited to, market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements, as well as those factors discussed in the section entitled "Risk Factors" in Alberta Star’s Annual Information form and Alberta Star’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Performance or achievements expressed or implied by such forward-looking statements, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.

Although Alberta Star has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions however, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Alberta Star disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.